UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 25, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-2402

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hormel Foods Corporation Joint Earnings Profit Sharing Trust

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation

1 Hormel Place

Austin, MN 55912

507-437-5611

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

Audited Financial Statements and Schedule

Years Ended October 25, 2008, and October 27, 2007

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

We have audited the accompanying statements of net assets available for benefits of the Hormel Foods Corporation Joint Earnings Profit Sharing Trust (the Plan) as of October 25, 2008, and October 27, 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 25, 2008, and October 27, 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of October 25, 2008, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
April 17, 2009

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

Statements of Net Assets Available for Benefits

	October 25, 2008	October 27, 2007
Assets
Investments, at fair value	$201,471,914	$262,464,800
Contributions receivable from Hormel Foods Corporation	10,140,867	10,577,075
Contributions receivable from participants	—	7
Net assets available for benefits	$211,612,781	$273,041,882

See accompanying notes.

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	October 25, 2008	October 27, 2007
Additions:
Contributions from Hormel Foods Corporation	$10,139,801	$10,573,094
Contributions from participants	—	70,900
Interest and dividend income	5,107,318	4,240,042
Total additions	15,247,119	14,884,036

Deductions:
Distributions	12,422,828	16,284,703
Administrative expenses	91,674	93,485
Total deductions	12,514,502	16,378,188

Net realized and unrealized (depreciation) appreciation in fair value of investments	(64,161,718)	17,020,287
Net (deductions) additions	(61,429,101)	15,526,135
Net assets available for benefits at beginning of year	273,041,882	257,515,747
Net assets available for benefits at end of year	$211,612,781	$273,041,882

See accompanying notes.

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

Notes to Financial Statements

October 25, 2008

1. Significant Accounting Policies

The accounting records of the Hormel Foods Corporation Joint Earnings Profit Sharing Trust (the Plan) are maintained on the accrual basis.

Marketable securities are stated at fair value (the last reported sales price on the last business day of the year). The nonpooled separate account consists of common stock of Hormel Foods Corporation (the Company or the Sponsor) and a portion of uninvested cash. For separate accounts, fair value represents the net asset value of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investment in the insurance company general account is reported at contract value which approximates fair value. The Plan’s insurance company general account contract is fully benefit-responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value.

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

As described in the Financial Accounting Standards Board (FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through Massachusetts Mutual Life Insurance Company (MassMutual). The statement of net assets available for benefits presents the fair value of the investment in the General Investment Account which equals the contract value relating to these investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. The pronouncement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan will adopt SFAS No. 157 at the beginning of fiscal year 2009 and is currently assessing the effect, if any, the adoption will have on the financial statements.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined-contribution plan covering employees of the Company and certain eligible subsidiaries. The amount contributed by the Company each year is discretionary, as authorized by the Board of Directors. The amount available to all participants is allocated in proportion of individual recognized compensation for the plan year to the recognized compensation for the plan year for all such eligible participants. The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of ERISA. Certain restrictions exist, as defined in the plan document, for investing of funds in other contribution accounts.

Beginning on October 28, 2007, plan participants shall not be permitted to make nondeductible voluntary after-tax contributions to the Plan. Previously, participants were permitted to make after-tax contributions to the trust account in amounts not to exceed statutory limits.

Each participant’s account is credited with the participant’s and the Company’s contributions and plan earnings and is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Employee contributions are always 100% vested in the participants’ plan accounts. Employer contributions are 100% vested in the participants’ plan accounts for those employees hired prior to October 29, 2006. Employer contributions for employees hired after October 28, 2006, vest over a graduated six-year term.

Most benefits are paid upon termination of service in a lump-sum amount equal to the vested value of a participant’s account, unless an eligible participant elects to defer the payment. Complete details of payment provisions are described in a Summary Plan Description, available from the Sponsor.

The Company has the right under the plan agreement to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the assets of the Plan shall be distributed to the participants.

3. Investments

The crediting interest rate on the General Investment Account was 4.30% and 4.65% as of October 25, 2008, and October 27, 2007, respectively. The average yield was 4.51% during plan year 2008, which approximates the actual interest rate credited to the plan participants.

The Plan has entered into a benefit-responsive investment contract with MassMutual which is a general account evergreen group annuity contract. MassMutual maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a semiannual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (iii) bankruptcy of the plan

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

3. Investments (continued)

sponsor or other plan sponsor event (e.g., divestures or spin-offs of a subsidiary), which cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Guaranteed Income Account contract does not allow the insurance company to terminate the agreement prior to a breach of the contract terms by the investor or on the contract anniversary date with 90 days’ prior notice.

During the years ended October 25, 2008, and October 27, 2007, the Plan’s investments (including investments bought and sold, as well as held during the year) depreciated or appreciated in fair value by $(64,161,718) and $17,020,287, respectively, as follows:

	2008	2007
Net (depreciation) appreciation in fair value during the year:
Nonpooled separate account (containing company stock)	$(19,107,127)	$2,106,998
Separate trust accounts	(4,238,388)	5,416,134
Pooled separate accounts	(35,748,597)	8,186,533
Common and preferred stock (self-directed brokerage account)	(491,718)	(7,210)
Mutual funds (self-directed brokerage account)	(4,559,979)	1,292,178
Federal bond (self-directed brokerage account)	578	32
Other (self-directed brokerage account)	(16,487)	25,622
	$(64,161,718)	$17,020,287

The Plan, at the discretion of the participants, is authorized to invest up to 100% of the fair value of its net assets available for benefits in the common stock of the Company. Such investment totaled approximately 34% of total investments at October 25, 2008, and 37% of total investments at October 27, 2007.

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 25, 2008	October 27, 2007
Nonpooled separate account:
Hormel Foods Corporation common stock	$68,016,409	$94,554,549
State Street Money Market Fund	1,169,114	1,342,189
Total nonpooled separate account	69,185,523	95,896,738

Pooled separate account:
Massachusetts Mutual Life Insurance Company:
Aggressive Growth Option	12,268,979	19,990,763

Separate trust account:
State Street Corporation:
American Funds Euro Pacific Fund	—	17,334,469

Insurance company general account:
Massachusetts Mutual Life Insurance Company:
General Investment Account	65,592,545	52,748,304

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 13, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

EIN: 41-0319970        Plan: 030

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

October 25, 2008

Identity of Issuer, Borrower, Lessor, or Similar Party	Number of Shares/Units Held	Current Value

Nonpooled separate account:
State Street Corporation:*
Hormel Stock Fund	3,843,445 units	$69,185,523

Insurance company general account:
Massachusetts Mutual Life Insurance Company:*
General Investment Account	3,923,827 units	65,592,545

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:*
Aggressive Growth Option	1,189,394 units	12,268,979
Moderate Growth Option	755,631 units	8,557,349
Conservative Growth Option	650,104 units	7,729,680
Select Small Cap Value Equity Fund (SSgA)	43,878 units	2,628,357
Select Fundamental Value Fund (Wellington)	46,181 units	4,640,961
Select Large Cap Value (Davis)	24,978 units	3,083,684
Select Indexed Equity Fund (Northern Trust)	21,461 units	1,697,906
Premier Core Bond Fund (Babson Capital)	1,759 units	2,607,333
Conservative Journey	7,203 units	907,968
American Funds Euro Pacific Growth Fund	138,520 units	7,033,417
American Funds Growth Fund of America	67,073 units	3,834,493
Total pooled separate accounts		54,990,127

Separate trust accounts:
State Street Corporation:*
Black Rock High Yield Bond Fund	167,090 units	1,522,888
Laudus Rosenberg International Small Capitalization Fund	32,722 units	182,870
Rainier Large Cap Growth Equity Portfolio	232,342 units	1,448,603
Van Kampen Small Cap Growth	354,451 units	2,410,541
Total separate trust accounts		5,564,902

Self-directed brokerage assets		6,138,817
Total assets held for investment purposes		$201,471,914

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

HORMEL FOODS CORPORATION JOINT EARNINGS PROFIT SHARING TRUST

Date: April 22, 2009	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm